SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

DCP MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

23311P100

(CUSIP Number)

Brent L. Backes

370 17th Street, Suite 2500

Denver, Colorado 80202

Tel: (303) 633-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 23311P100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 15,010,486 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 15,010,486 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,010,486 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6% of Common Units
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

CUSIP No. 23311P100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS DCP LP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 14,442,236 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 14,442,236 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,442,236 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% of Common Units
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

Page 4 of 11 Pages

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed solely to report beneficial ownership of the Common Units acquired by the Reporting Persons on July 2, 2012. The acquisition by the Reporting Persons of the Common Units described herein was previously disclosed. All capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the previously filed Schedule 13D, as amended. Only those items of the original Schedule 13D, as amended, that are being changed hereby are included herein, and each such changed item that is included in this Amendment No. 5 is restated in its entirety as amended hereby.

Item 2.	Identity and Background.

(a)	Name of Persons Filing this Statement:

(1)	DCP Midstream, LLC (“Midstream”), a limited liability company formed under the laws of the State of Delaware, serves as the managing member of Holdings (as defined below). Midstream owns 100% of DCP Midstream GP, LLC, the general partner of the general partner of the Partnership.

(2)	DCP LP Holdings, LLC, a limited liability company formed under the laws of the State of Delaware (“Holdings” and together with Midstream, the “Reporting Persons”).

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of each of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of Midstream is natural gas gathering, processing and transportation.

(2)	The principal business of Holdings is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Midstream (the “Listed Persons”) follows:

Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Thomas C. O’Connor	*	Director, Chairman of the Board, President, and Chief Executive Officer	**	14,500***

Brent L. Backes	*	Group Vice President, General Counsel, and Corporate Secretary	**	9,501***

Mark A. Borer	*	Group Vice President	President and Chief Executive Officer, DCP Midstream Partners, LP	54,814***

Page 5 of 11 Pages

Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Christopher A. Lewis	*	Group Vice President and Chief Corporate Officer	**	1,360***

Sean P. O’Brien	*	Senior Vice President and Chief Financial Officer	**	0

William S. Waldheim	*	President, NGL, Gas and Crude Oil Logistics	**	21,800***

Wouter van Kempen	*	President, Gathering and Processing	**	3,640***

Jerry Barnhill	*	Vice President EHS and Pipeline Operations	**	0

Gregory L. Ebel	*	Director	President and Chief Executive Officer, Spectra Energy Corp.	0

John Patrick Reddy	*	Director	Chief Financial Officer, Spectra Energy Corp.	0

Greg C. Garland	*	Director	Chairman and Chief Executive Officer, Phillips 66	0

Greg C. Maxwell	*	Director	Executive Vice President and Chief Financial Officer, Phillips 66	0

*	The principal business address and principal office address of the executive officers and directors listed above is 370 17th Street, Suite 2500, Denver, Colorado 80202.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.
***	Less than 1%.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Midstream serves as the managing member of Holdings and is the sole member of the general partner of DCP Midstream GP, LP (“DCP GP”), and, as such, may be deemed to beneficially own the Common Units held by such entities.

On July 2, 2007, the Partnership issued 620,404 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with Midstream’s contribution of certain equity interests to affiliates of the Partnership.

Page 6 of 11 Pages

On July 2, 2007, due to changes in certain New York Stock Exchange regulations, 200,312 Class C Units, issued in November 2006 as partial consideration for the contribution of certain equity interests to the Partnership, converted into 200,312 Common Units.

On August 29, 2007, the Partnership issued 275,735 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with the acquisition of certain equity interests from an affiliate of Midstream.

Due to the satisfaction of certain subordination tests described in the Partnership’s Registration Statement on Form S-1, which is incorporated herein by reference (the “Registration Statement”), and in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated November 1, 2006, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 7, 2006 (the “Partnership Agreement”), on February 18, 2008, 50% of the subordinated units representing limited partner interests of the Partnership (“Subordinated Units”) then held by Holdings (or 3,571,428 Subordinated Units) converted into 3,571,428 Common Units.

Due to the satisfaction of certain subordination tests described in the Registration Statement and in the Partnership Agreement, as amended by Amendment No. 1 thereto dated April 11, 2008, which is incorporated herein by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on April 14, 2008, on February 17, 2009, the remaining 50% of the Subordinated Units then held by Holdings (or 3,571,429 Subordinated Units) converted into 3,571,429 Common Units.

On April 1, 2009, the Partnership issued 3,231,750 Class D Units representing limited partnership interests (“Class D Units”) to Holdings and 268,250 Class D Units to DCP GP, in exchange for an additional 25.1% limited liability company interest in DCP East Texas Holdings, LLC (“East Texas”), pursuant to the Contribution Agreement dated February 24, 2009, which is incorporated herein by reference to Exhibit 10.16 to the Partnership’s Annual Report on Form 10-K filed with the Commission on March 5, 2009. On August 17, 2009, the Class D Units converted into Common Units on a one-for-one basis pursuant to the Partnership Agreement, as amended by Amendment No. 2 thereto dated April 1, 2009, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on April 7, 2009 (the “Second Amendment”).

On January 3, 2012, the Partnership issued 427,520 Common Units to Holdings and 300,000 Common units to DCP GP as partial consideration for the remaining 49.9% limited liability company interest in East Texas pursuant to the Contribution Agreement dated November 4, 2011 among Holdings, DCP GP, Midstream and the Partnership, which is incorporated herein by reference to Exhibit 10.7 to Midstream’s Amendment No. 3 to Schedule 13D filed with the Commission on January 13, 2012.

On March 30, 2012, the Partnership issued 1,000,417 Common Units to Holdings as partial consideration for the remaining 66.67% partnership interest in DCP Southeast Texas Holdings, GP (“Southeast Texas”) pursuant to the Contribution Agreement dated February 27, 2012 among Holdings, Midstream and the Partnership, as amended, which is incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Reports on Form 8-K filed with the Commission on March 1, 2012 and April 5, 2012.

On July 2, 2012, the Partnership issued 1,536,098 Common Units to Holdings as partial consideration for all membership interests in DCP Partners MB I, LLC and DCP Partners MB II, LLC (the “Mont Belvieu Fracs”) pursuant to the Contribution Agreement dated June 25, 2012 among Holdings, Midstream and the Partnership, which is incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 29, 2012.

Item 5.	Interest in Securities of the Issuer.

(a) (1)	Holdings is the direct beneficial owner of 14,442,236 Common Units, representing approximately 24.6% of the Common Units deemed outstanding as of July 2, 2012.

(2)	Midstream does not directly own any Common Units. In its capacities as the managing member of Holdings and the sole member of the general partner of DCP GP, which owns directly 568,250 Common Units, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units held directly by each of Holdings and DCP GP and therefore an aggregate of 15,010,486 Common Units, or approximately 25.6% of the Common Units deemed outstanding as of July 2, 2012.

Page 7 of 11 Pages

(3)	The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated by reference herein.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Not applicable.

(d)	The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 4 and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Common Units beneficially owned by the Reporting Persons were acquired in private placements and are restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference.

On February 24, 2009, the Reporting Persons entered into a Contribution Agreement with the Partnership, pursuant to which the Partnership agreed to issue the Class D Units to the Reporting Persons, or their affiliates, in exchange for the interests in East Texas, as described in the Partnership’s Current Report on Form 8-K filed on February 26, 2009, which is incorporated herein by reference. The Class D Units were issued to Holdings and DCP GP on April 1, 2009 pursuant to the Second Amendment, and converted into Common Units on a one-to-one basis on August 17, 2009, as described in the Partnership’s Current Report on Form 8-K filed on April 7, 2009, which is incorporated herein by reference.

On November 4, 2011, the Reporting Persons entered into a Contribution Agreement with the Partnership and DCP GP, which is incorporated herein by reference to Exhibit 10.7 to Midstream’s Amendment No. 3 to Schedule 13D filed with the Commission on January 13, 2012, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons, or their affiliates, in exchange for the remaining 49.9% interest in East Texas.

On February 27, 2012, the Reporting Persons entered into a Contribution Agreement, as amended, with the Partnership, which is incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Reports on Form 8-K filed with the Commission on March 1, 2012 and April 5, 2012, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons, or their affiliates, in exchange for the remaining 66.67% interest in Southeast Texas.

On June 25, 2012, the Reporting Persons entered into a Contribution Agreement with the Partnership, which is incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on June 29, 2012, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons, or their affiliates, in exchange for all membership interests in the Mont Belvieu Fracs.

Item 7.	Material to be Filed as Exhibits.

Exhibit 3.1	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated November 1, 2006, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2006.

Page 8 of 11 Pages

Exhibit 3.2	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 3.3	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 7, 2009.

Exhibit 10.1	Registration Statement on Form S-1 of DCP Midstream Partners, LP, dated November 23, 2005, incorporated herein by reference (File No. 333-128378).

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to DCP Midstream Partners, LP’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 26, 2009, incorporated herein by reference.

Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference.

Exhibit 10.7	Contribution Agreement, dated November 4, 2011, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.7 to DCP Midstream, LLC’s Schedule 13D filed with the Commission on January 13, 2012 (File No. 005-81287).

Exhibit 10.8	Contribution Agreement, dated February 27, 2012, as amended on March 30, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on March 1, 2012 and April 5, 2012.

Exhibit 10.9	Contribution Agreement, dated June 25, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on June 29, 2012.

Exhibit 99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).

Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2012	DCP MIDSTREAM, LLC

	By:	/s/ Thomas C. O’Connor
	Name:	Thomas C. O’Connor
	Title:	Chairman of the Board, President and Chief Executive Officer

Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2012	DCP LP HOLDINGS, LLC

	By:	DCP Midstream, LLC, its managing member

	By:	/s/ Thomas C. O’Connor
	Name:	Thomas C. O’Connor
	Title:	Chairman of the Board, President and Chief Executive Officer

Page 11 of 11 Pages

Exhibit Index

Exhibit 3.1	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated November 1, 2006, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 3.2	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 3.3	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 7, 2009.

Exhibit 10.1	Registration Statement on Form S-1 of DCP Midstream Partners, LP, dated November 23, 2005, incorporated herein by reference (File No. 333-128378).

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to DCP Midstream Partners, LP’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 26, 2009, incorporated herein by reference.

Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference.

Exhibit 10.7	Contribution Agreement, dated November 4, 2011, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.7 to DCP Midstream, LLC’s Schedule 13D filed with the Commission on January 13, 2012 (File No. 005-81287).

Exhibit 10.8	Contribution Agreement, dated February 27, 2012, as amended on March 30, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on March 1, 2012 and April 5, 2012.

Exhibit 10.9	Contribution Agreement, dated June 25, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on June 29, 2012.

Exhibit 99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).